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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               U.S. REALTEL, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    902979103
                           --------------------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    [ ]   Rule 13d-1(b)
                                    [ ]   Rule 13d-1(c)
                                    [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages


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CUSIP No. 902979103                     13G                  Page 2 of 4 Pages
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   1       NAMES OF REPORTING PERSON
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

           Brandywine Operating Partnership, L.P.

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, U.S.A.
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                             5      SOLE VOTING POWER

                                    1,132,692 (1)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER

                                    1,132,692 (1)

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER



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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,132,692 (1)
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.1% (2)
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   12      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 902979103                     13G                  Page 3 of 4 Pages
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Item 1(a) Name of Issuer:

                               U.S. RealTel, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

One Financial Plaza
Suite 1101
Fort Lauderdale, Florida 33394

Item 2(a) Name of Person Filing:

                     Brandywine Operating Partnership, L.P.

Item 2(b) Address of Principal Business Office:

401 Plymouth Road          Plymouth Meeting, PA 19462

Item 2(c) Citizenship:

                                Delaware, U.S.A.

Item 2(d) Title of Class of Securities:

                                  Common Stock

Item 2(e) CUSIP Number:

902979103

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.


Item 4 Ownership.

(a) Amount beneficially owned: 1,132,692(1)

(b) percent of Class: 17.1%

(c) Number of shares as to which such Person has:

(i) sole power to vote or to direct the vote:

                                  1,132,692(1)

(ii) shared power to or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 1,132,692(1)

(iv) shared power to dispose or to direct the disposition of: 0

(1) Includes 748,077 shares of Common Stock subject to warrants.

(2) Calculated on the basis of 6,621,472 shares of Common Stock outstanding on December 31, 2002. Any securities that are not issued and outstanding, but that can be acquired through the exercise of warrants, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by stockholders holding such warrants, but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.


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CUSIP No. 902979103                     13G                  Page 4 of 4 Pages
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Item 5 Ownership of Five Percent or Less of a Class.

Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8 Identification and Classification of Members of the Group.

Not Applicable

Item 9 Notice of Dissolution of Group.

Not Applicable

Item 10 Certification.

Not Applicable

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                     Brandywine Operating Partnership, L.P.

                          By: Brandywine Realty Trust,
                              its General Partner


                             /s/ Gerard H. Sweeney
                             ---------------------